UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794 0-31127

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Assets Available for Benefits
as of December 31, 2005 and 2004

Statements of Changes in Assets Available for Benefits for the year ended
December 31, 2005 and December 31, 2004

Notes to Financial Statements

Supplemental Schedules as of December 31, 2005

EXHIBITS

The following exhibits are filed as part of this report:

23.1 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 28, 2006

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ David M. Staples
David M. Staples
Executive Vice President and Chief Financial Officer

031221.031222 GR1281595

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

EXHIBIT 99.1

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

June 28, 2006

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 31, 2001, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/31/01 Value	3/30/02 Value	3/29/03 Value	3/27/04 Value	3/26/05 Value	3/25/2006 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 771.25	$ 237.94	$ 484.08	$ 1,116.88	$ 1,296.40

Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 30, 2002, March 29, 2003, March 27, 2004, and March 26, 2005. The Company paid a quarterly dividend of $.05 per common share on March 14, 2006. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We consent to the incorporation by reference in Registration Statements No. 333-66430 and No. 333-100794 of Spartan Stores, Inc. on Form S-8 of our report dated June 14, 2006, appearing in this Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for the year ended December 31, 2005.

June 27, 2006
Grand Rapids, Michigan

Rehmann Robson

Spartan Stores

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

REHMANN ROBSON

Certified Public Accountants

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 14, 2006

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statement of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended and the December 31, 2005 supplemental schedules, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Spartan Stores, Inc. Savings Plus Plan as of December 31, 2004 were audited by other auditors whose report dated June 8, 2005 expressed an unqualified opinion on those statements.

We conducted our audit of the 2005 financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the 2005 financial statements provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Spartan Stores, Inc. Savings Plus Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The December 31, 2005 supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

REHMANN ROBSON

Rehmann Robson

2330 East Paris Avenue, SE ▪ P.O. Box 6547 ▪ Grand Rapids, MI 49516 ▪ 616.975.4100 ▪ Fax 616.975.4400 ▪ www.rehmann.com

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2005	**2004**
ASSETS		
Investments		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 107,527,271	$ 99,981,814
Participant loans	2,481,853	2,048,542
Total investments	**110,009,124**	**102,030,356**
Receivables		
Participant contributions	214,339	149,674
Employer contributions	70,938	49,190
Total receivables	**285,277**	**198,864**
Total assets (equal to net assets available for benefits)	**$ 110,294,401**	**$ 102,229,220**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2005	**2004**
Additions to assets attributed to:		
Investment income		
Net appreciation in fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	$ 7,152,618	$ 8,753,719
Interest and dividends	2,964,066	1,544,748
Total investment income	**10,116,684**	**10,298,467**
Contributions		
Participants	6,288,241	6,410,927
Employer	2,026,134	1,947,686
Rollovers	268,762	-
Total contributions	**8,583,137**	**8,358,613**
Total additions	**18,699,821**	**18,657,080**
Deductions from assets attributed to:		
Benefits paid to participants	10,631,986	15,663,221
Administrative expenses	2,654	2,342
Total deductions	**10,634,640**	**15,665,563**
Net increase	**8,065,181**	**2,991,517**
Net assets available for benefits		
Beginning of year	102,229,220	99,237,703
End of year	**$ 110,294,401**	**$ 102,229,220**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Spartan Stores, Inc. Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General
The Plan is a defined contribution plan covering all non-union employees of the Spartan Stores, Inc. (the "Plan Sponsor" or "Company") upon attaining age 21 and having 6 consecutive months of employment with 500 service hours, or 1,000 service hours in 12 consecutive months since the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants are eligible to contribute up to 75% of pay as tax-deferred contributions, subject to limits in the Internal Revenue Code. The Company may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2005 and 2004 matching amount contributed to each participant was 50% of the first 6% of compensation deferred by the participant. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered 18 mutual funds and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's match, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

If a participant's initial date of employment was on or before December 31, 2003, all amounts credited to the participant's accounts are fully vested and nonforfeitable. If a participant's initial date of employment is on or after January 1, 2004, all amounts credited to the participant's accounts other than their matching contribution account are fully vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the vested percentage of the participant in their matching contribution accounts is based upon their years of vested service. A participant is 100% vested after six years of service.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 7.25% to 9.0%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the loan was made. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or his or her beneficiary receives a lump sum amount equal to the value of the participant's account. All accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 are given the option for distribution or maintaining their accounts in the Plan.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services were paid by

Forfeitures

At December 31, 2005, forfeited nonvested accounts totaled $3,268. These accounts will be reallocated to participants in the same manner as the employer matching contribution. During 2005 and 2004, forfeited nonvested accounts in the amount of $14,610 and $12,738, respectively were reallocated to participants.

Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Except for participant loans, fair value is determined by closing market prices at the end of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair values. Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of benefits
Benefits are deducted from Plan assets when paid.

Reclassification
Certain amounts as reported in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

2. INVESTMENTS

The Plan's investments consist of an interest in Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Mercer HR Outsourcing ("Mercer"). The Master Trust permits co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for Union Associates for investment and administrative purposes. Mercer maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

Interest and dividends and the net appreciation for both participating plans in the Master Trust for the year ended December 31, 2005 are summarized as follows:

Interest and dividends	$ 3,689,110
Net appreciation in value of investments:	
Mutual funds	5,627,133
Common stock	3,395,612
Total net appreciation	9,022,745
Net investment gain	$ 12,711,855

The assets of the Spartan Stores, Inc. Savings Plus Master Trust are summarized as follows at December 31:

Investments at fair value:	**2005**	**2004**
Fidelity Advisor Diversified International Fund	$ 9,297,873	$ 9,569,492
Lord Abbett Midcap Value Fund	6,440,598	5,139,351
Neuberger Berman Genesis Advisor Fund	7,752,402	5,831,412
AIM Small Cap Growth Fund	2,004,478	1,898,321
Growth Fund of America	2,215,263	919,503
PIMCO Total Return Fund	7,590,915	7,258,609
Thornburg International Value Fund	2,008,469	-
Calamos Growth Fund	6,268,439	5,123,548
The George Putnam Fund of Boston	6,780,233	6,979,781
Putnam Fund for Growth and Income	3,136,482	3,125,235
Putnam Investors Fund	14,382,682	14,233,891
Putnam Voyager Fund	14,491,246	15,413,326
Putnam New Opportunities Fund	4,590,169	4,578,483
Putnam Asset Allocation: Growth Portfolio	3,299,170	2,906,971
Putnam Asset Allocation: Balanced Portfolio	7,352,862	6,349,663
Putnam Asset Allocation: Conservative Portfolio	2,962,491	3,149,714
Putnam S&P 500 Index	11,490,711	12,197,288
Spartan Stores, Inc. Common Stock	7,829,017	6,044,932
Putnam Stable Value Fund	14,142,928	12,863,152
Unallocated cash	4,296	-
Total investments	$ 134,040,724	$ 123,582,672
Plan's investment in the Master Trust	$ 107,527,271	$ 99,981,814
Plan's percentage interest in total assets of the Master Trust	80.22 %	80.90 %

3. RELATED PARTY TRANSACTIONS

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. All participating plans in the Master Trust held $82,628,974 and $81,797,504 in such investments as of December 31, 2005 and 2004.

Fees paid to MERCER during 2005 and 2004 were $750 and $945, respectively.

4. INCOME TAX STATUS

The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and common stock of the Plan sponsor. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

7. SUBSEQUENT EVENT

In April 2006, the Administrator of the trust was changed from Mercer to Fidelity Investments Institutional Operations Company, Inc. The transfer of assets occurred on April 3, 2006.

* * * * *

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

PLAN NO. 002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Investments	Participant loans, maturity 1-5 years, with rates ranging between 7.25% and 9.0%, collateral – participant account balances	$ 2,481,853

a) An asterisk in this column identifies a person known to be a party in interest.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

SCHEDULE G, PART III – NONEXEMPT TRANSACTIONS (HELD AT END OF YEAR)

DECEMBER 31, 2005

PLAN NO. 002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a) Identity of Party Involved	(b) Relationship of Plan, Plan Sponsor	(c) Description of Transaction
Spartan Stores, Inc.	Plan Sponsor	Excess contributions of $10,733 were returned to the Plan Sponsor rather than the participants. The Plan Sponsor is taking the proper corrective action in 2006.